Via Facsimile and U.S. Mail
Mail Stop 6010

October 3, 2008

Michael O'Reilly
Vice Chairman and Chief Financial Officer
The Chubb Corporation
15 Mountain View Road
P.O. Box 1615
Warren, New Jersey

     **Re:    The Chubb Corporation**
             **Form 10-K for the Fiscal Year Ended December 31, 2007**
             **File No. 001-08661**

Dear Mr. O'Reilly

     We have completed our review of your Form 10-K and have no further comments at this time.

     Henry B. Schram's September 12, 2008 letter indicated that you intend to revise your disclosure to remove references to the use of independent pricing services and brokers. The Division of Corporation Finance recently sent a letter to certain public companies identifying a number of disclosure issues to consider in preparing Management's Discussion and Analysis. A sample of that letter may also be found on our website at http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm. The sub-bullets of the last main bullet point of that letter describe information to consider when companies disclose that they use brokers or pricing services to assist in determining fair values. This reflects our current thinking in this area, and we hope that you will consider it in preparing Management's Discussion and Analysis. We believe that this information provides more insight and transparency into the determination of fair value. In providing this information, we believe that it will generally not trigger the need to name a third party in your filing nor the need, therefore, to obtain their consent if the filing is incorporated by reference into a Securities Act Filing.

     Please contact me at (202) 551-3679 if you have any questions.

               Sincerely,

               Jim B. Rosenberg
               Senior Assistant Chief Accountant